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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR - 1 2005 WASH., D.C. 212 SECTION PROCESSING

SEC FILE NUMBER
8- 65606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael G. Flood **212-841-7769**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, Michael G. Flood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Treasurer
Title

[signature]
Notary Public

Qualified in Kings County
Cert. Filed in New York County
2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Cushman & Wakefield Securities Inc.

Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Cushman & Wakefield Securities Inc.

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2005

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 295,087
Other assets	95
Deferred tax asset	46,680
Total assets	$ 341,862
Liabilities and stockholder's equity	
Liabilities:	
Due to parent	$ 173,128
Taxes payable	2,774
Accrued expenses	16,200
Total liabilities	192,102
Stockholder's equity:	
Common stock, $.01 par value, 100 shares, authorized, issued and outstanding	1
Additional paid-in capital	24,999
Retained earnings	124,760
Total stockholder's equity	149,760
Total liabilities and stockholder's equity	$ 341,862

See accompanying notes.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statement

December 31, 2004

1. Organization

Cushman & Wakefield Securities Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield, Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services on real estate financing transactions. The Company was incorporated in Delaware on April 29, 2002, but did not commence operations until April 7, 2003, when the Company's application for membership was approved by the NASD.

2. Significant Accounting Policies

Cash

The amount of cash on deposit in federally insured institutions periodically exceeds the limit on insured deposits.

Revenue Recognition

Fees related to advisory services are recognized as revenue at the time the related services are fully performed unless significant future contingencies exist. If such contingencies exist, the fees are recognized when the contingency is resolved.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Taxes

The Company accounts for income taxes in accordance with the liability method described in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company's taxable loss is included in the taxable income of the Parent, which is also included in the federal income tax return of Rockefeller Group International, Inc., the parent company of Cushman & Wakefield, Inc. Federal income taxes for the Company are provided for in these financial statements as if it was a separate entity. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent.

The deferred tax asset represents the benefit of the current year operating loss which will be carried back to offset the taxable income reported in the prior year.

4. Related Party Transactions

Pursuant to a management fee agreement dated December 1, 2003, the Company receives services from the Parent.

5. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule. The Company computes its net capital requirements under the provisions of SEC Rule 15c3-1 and is exempt from SEC Rule 15c3-3 under provision (k)(2)(ii).

At December 31, 2004, the Company had net capital of $102,985 which was $90,178 in excess of the required net capital of $12,807. The Company ratio of net capital to aggregate indebtedness at December 31, 2004 was 187%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.